Exhibit 99.2

PACIFIC DRILLING S.A. ANNUAL GENERAL MEETING FOR HOLDERS AS OF 4/1/13 TO BE HELD ON 5/13/13 Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 9:00 am ET on 5/8/13.

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	M58025-P39228

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com: Proxy Statement

					PLEASE “X” HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON		☐

Agenda and Proposals:		For	Against	Abstain			For	Against	Abstain

1.

Approval of the stand alone unconsolidated annual accounts of the Company for the financial period from 1 January 2012 to 31 December 2012, prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

		☐	☐	☐	5a. 5b. 5c.	Ron Moskovitz Christian J. Beckett Laurence N. Charney	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2012 to 31 December 2012 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

		☐	☐	☐	5d. 5e.	Jeremy Asher Paul Wolff	☐ ☐	☐ ☐	☐ ☐

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2012 to 31 December 2012;	☐	☐	☐	5f. 5g.	Elias Sakellis Cyril Ducau	☐ ☐	☐ ☐	☐ ☐

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2012 to 31 December 2012;	☐	☐	☐	6.	Approval of compensation of the members of the Board;	☐	☐	☐

5.	Appointment of Robert A. Schwed to serve as a member of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2014 and re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2014:	☐	☐	☐	7.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2014.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date